As filed with the Securities and Exchange Commission on October 14, 2010

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

USANA Health Sciences, Inc.

(Exact name of registrant as specified in its charter)

Utah	2833	87-0500306
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

3838 West Parkway Blvd.

Salt Lake City, Utah 84120

(801) 954-7100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joshua Foukas, Esq.

Associate General Counsel

3838 West Parkway Blvd.

Salt Lake City, Utah 84120

(801) 954-7100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kevin R. Pinegar, Esq.

Durham Jones & Pinegar, P.C.

111 East Broadway, Suite 900

Salt Lake City, UT 84111

Telephone:  (801) 415-3000

Fax: (801) 415-3500

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Security (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (3)
Common Stock, $0.001 par value per share	400,000	$40.65	$16,246,000	$1,159
Total	400,000	$40.65	$16,246,000	$1,159

(1)         In accordance with Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2)         Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act based upon the price of $40.65 which was the average of the high and low prices for the Company’s common stock on NASDAQ Global Market on October 12, 2010.

(3)         Paid herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED OCTOBER 14, 2010

400,000 Shares of Common Stock

This prospectus relates to the resale of up to 400,000 of our shares (the “Shares”) of common stock, par value $0.001 per share, for sale by the selling stockholders set forth herein (the “Selling Stockholders”).

The Selling Stockholders or their pledgees, donees, transferees or other successors-in-interest may offer the Shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of the Shares. The Selling Stockholders will sell the Shares in accordance with the “Plan of Distribution” set forth in this prospectus.  The Selling Stockholders will bear all commissions and discounts, if any, attributable to the sales of Shares. We will bear all costs, expenses and fees in connection with the registration of the Shares.

Our common stock is traded on the NASDAQ Global Market under the symbol “USNA.” On October 12, 2010 the last reported market price of our common stock was $40.26.

The Selling Stockholders and any broker-dealer executing sell orders on behalf of the Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Commissions received by any broker-dealer may be deemed to be underwriting commissions under the Securities Act of 1933. See “Plan of Distribution.”

Investing in our common stock involves significant risks. You should invest in our common stock only if you can afford to lose your entire investment. For a discussion of some of the risks involved, see “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                    , 2010

This prospectus is not an offer to sell any securities other than the shares of common stock offered hereby. This prospectus is not an offer to sell securities in any circumstances in which such an offer is unlawful.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

This prospectus does not contain all the information that is contained in the related registration statement that we filed with the Securities and Exchange Commission (“SEC”). For further information about us or our securities offered hereby, you should refer to that registration statement, which you can obtain from the SEC, as described on page 20 below under “Where You Can Find Additional Information About Us.”

ii

PROSPECTUS SUMMARY

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus to “USANA” “the Company,” “we,” “us” and “our” or similar terms refer to USANA Health Sciences, Inc., a Utah corporation and its consolidated subsidiaries. We make these documents publicly available, free of charge, on our website at www.usanahealthsciences.com as soon as reasonably practicable after filing such documents with the Securities and Exchange Commission (“SEC”) or you may request a copy of these filings (excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings) at no cost, by writing us at the following address: 3838 West Parkway Blvd., Salt Lake City, Utah 84120, or by contacting us by telephone at (801) 954-7100.

Overview

We develop and manufacture high-quality, science-based nutritional and personal care products, with a commitment to continuous product innovation and sound scientific research. With operations in 14 markets worldwide, we distribute and sell our products through a network marketing system, which is a form of direct selling. Our customer base comprises two types of customers: “Associates” and “Preferred Customers.” Associates are independent distributors of our products, who also purchase our products for personal use. Preferred Customers purchase our products strictly for personal use and are not permitted to resell or to distribute the products.

Our primary product lines consist of USANA® Nutritionals, USANA Foods, and Sensé — beautiful science® (Sensé), which is our line of personal care products.  The USANA Nutritionals product line is further categorized into two separate classifications: Essentials and Optimizers.  We also offer sales and marketing tools that are designed to assist our Associates in building their businesses and in selling our products.

We believe that network marketing is an effective way to distribute our products because it allows person-to-person product education, which is not readily available through traditional distribution channels. This personal touch enhances consumers’ awareness of the health benefits of our products, as well as motivates them to live and support a healthier lifestyle. Additionally, we feel that network marketing appeals to a broad cross-section of people, particularly those seeking to supplement their income, start a home-based business, or pursue entrepreneurial opportunities other than conventional full- or part-time employment.

Our Associates build and manage their own business group by managing, and training others to sell our products. Associates are compensated on sales generated by their business group. They may also receive compensation by purchasing products at wholesale prices and reselling them at retail prices.

The success and growth of our business is primarily based on our ability to attract new Associates and retain existing Associates to sell and consume our products.  Additionally, it is important to attract and retain Preferred Customers as consumers of our products.  We believe that our ability to attract and retain Associates and Preferred Customers to sell and consume our products is influenced by a number of factors.  Some of these factors include: the growing desire for a secondary source of income and small business ownership, the general public’s heightened awareness and understanding of the connection between diet and long-term health, and the aging of the worldwide population, as older people generally tend to consume more nutritional supplements.

We believe that our high-quality products and our financially rewarding Associate Compensation Plan (“Compensation Plan”) are the key components to attracting and retaining Associates and the continued success and growth of our business.  To support our Associates in building their businesses, we sponsor meetings and events throughout the year, which offer information about our products and our network marketing system.  These meetings are designed to assist Associates in their business development and to provide a forum for interaction with some of our Associate leaders and members of our management team.  We also provide low cost sales tools, which we believe are an integral part of building and maintaining a successful home-based business for our Associates.  For example, we offer our Associates an on-line training system, called eApprentice, which was designed to make training in our network marketing system readily available, simple to use and easy to understand.  We believe that this system will assist new Associates by providing detailed training about the industry and a deeper understanding of our products and Compensation Plan.

In addition to Company-sponsored meetings and sales tools, we maintain a website exclusively for our Associates where they can stay up-to-date on the latest USANA news, obtain training materials, manage their personal information, enroll new customers, shop, and register for Company-sponsored events.  Additionally, through this website, Associates can access other online services to which they may subscribe.  For example, we offer an online business management service, which includes a tool that helps Associates track and manage their business activity, a personal webpage to which their prospects or retail customers can be directed, e-cards for advertising, and a tax information tool.

Our primary growth strategy continues to be focused on attracting and retaining Associates.  This strategy includes our increased investment in Associate events and training materials, periodic new and enhanced product introductions, and Associate education on the marketing of our Compensation Plan.  Additionally, we frequently evaluate opportunities for entering new markets and also may evaluate strategic acquisition opportunities.

Because we have operations in multiple markets, with sales and expenses being generated and incurred in multiple currencies, our reported U.S. dollar sales and earnings can be significantly affected by fluctuations in currency exchange rates.  In general, our reported sales and earnings are affected positively by a weakening of the U.S. dollar relative to the currencies of the other countries where we operate.

Market Opportunity

We have ongoing operations in the following markets, which are grouped and presented as follows:

•                  North America—

•                  United States

•                  Canada

•                  Mexico

•                  Asia Pacific—

•                  Southeast Asia/Pacific—Australia-New Zealand, Singapore, Malaysia, and the Philippines

•                  East Asia—Hong Kong, Taiwan and, as of August 2010, the People’s Republic of China

•                  North Asia—Japan and South Korea

Our Newest Market

On August 16, 2010, we indirectly acquired BabyCare Ltd. (“BabyCare”), a limited liability company incorporated under the laws of the People’s Republic of China (“PRC” or “China”).  BabyCare is a direct selling company in China that is principally engaged in developing, manufacturing and selling nutritional products for the entire family, with an emphasis on infant nutrition, through both a distributor sales force and a chain of retail centers.  BabyCare holds a license from the Chinese government to engage in direct selling activities in the Municipality of Beijing and is working to obtain similar licenses in other Chinese provinces.  This direct selling license allows BabyCare to engage non-employee distributors to sell BabyCare’s products away from fixed retail locations.

BabyCare was founded in 1999 and is headquartered in Beijing, China. It has operations in 21 cities and 16 provinces. For fiscal 2009, BabyCare produced annual net sales of approximately $15 million and had total assets of $19 million.

Corporate Information

We are a Utah corporation. Our executive offices are located at 3838 West Parkway Blvd., Salt Lake City, Utah 84120.  Our telephone number is (801) 954-7100.

We maintain an internet website at www.usanahealthsciences.com. The information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

THE OFFERING

Common stock offered by Selling Stockholders:	400,000 Shares, acquired by the Selling Stockholders in connection with our acquisition of BabyCare, described in more detail on pages 15-16.

Use of proceeds:	We will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

NASDAQ Global Market symbol	USNA

Risk factors:

The securities offered by this prospectus are speculative and involve a high degree of risk, and investors purchasing securities should not purchase the securities unless they can afford the loss of their entire investment. See “Risk Factors” beginning on page 3.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before purchasing our common stock, you should carefully consider the following risk factors as well as all other information contained in this prospectus and incorporated by reference, including our consolidated financial statements and the related notes. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Relating to our Business

As a network marketing company, we are dependent upon an independent sales force and, as such, we do not have direct control over the marketing of our products.   We rely on non-employee, independent Associates to market and sell our products and to generate our sales. Associates typically market and sell our products on a part-time basis and likely will engage in other business activities, some of which may compete with us. We have a large number of Associates and a relatively small corporate staff to implement our marketing programs and to provide motivational support to our Associates. We rely primarily upon our Associates to attract, train and motivate new Associates. Our sales are directly dependent upon the efforts of our Associates. Our ability to maintain and increase sales depends in large part upon our success in increasing the number of new Associates, retaining and motivating our existing Associates, and improving the productivity of our Associates.

The number of active Associates may not increase and could decline in the future. Associates may terminate their services at any time, and, like most direct selling companies, we experience a high turnover among the number of Associates from year to year. We cannot accurately predict any fluctuation in the number and productivity of Associates because we primarily rely upon existing Associates to sponsor and train new Associates and to motivate new and existing Associates. Our operating results could be adversely affected if we and our existing Associates do not generate sufficient interest in our business to successfully retain existing Associates and attract new Associates.

The loss of a significant Associate or downline sales organization could adversely affect our business.  We rely on the successful efforts of our Associates that become leaders within our Compensation Plan. Our Compensation Plan is designed to permit Associates to sponsor new Associates, creating multiple “business centers,” or levels in the downline organization. Sponsored Associates are referred to as “downline” Associates within the sponsoring Associate’s “downline network.” If these downline Associates in turn sponsor new Associates, additional business centers are created, with the new downline Associates becoming part of the original sponsoring Associate’s downline network. As a result of this network marketing system, Associates develop business relationships with other Associates. The loss of a key Associate or group of Associates, large turnovers or decreases in the size of the key Associate force, seasonal or other decreases in purchase volume, sales volume reduction, higher costs associated with training new Associates, and other related expenses may adversely affect our business, financial condition, or results of operations.

Moreover, our ability to continue to attract and retain Associates can be affected by a number of factors, some of which are beyond our control, including:

•                  General business and economic conditions;

•                  Adverse publicity or negative misinformation about us or our products;

•                  Public perceptions about network marketing programs;

•                  High-visibility investigations or legal proceedings against network marketing companies by federal or state authorities or private citizens;

•                  Public perceptions about the value and efficacy of nutritional, personal care, or weight management products generally;

•                  Other competing network marketing organizations entering into the marketplace that may recruit our existing Associates or reduce the potential pool of new Associates; and

•                  Changes to our Compensation Plan required by law or implemented for business reasons that make attracting and retaining Associates more difficult.

There can be no assurance that we will be able to continue to attract and retain Associates in sufficient numbers to sustain future growth or to maintain our present growth levels, which could have a material adverse effect on our business, financial condition, or results of operations.

The violation of marketing or advertising laws by Associates in connection with the sale of our products or the promotion of our Compensation Plan could adversely affect our business.  All Associates sign a written contract and agree to adhere to the USANA policies and procedures. These policies and procedures prohibit Associates from making false, misleading and other improper claims regarding products or income potential from the distribution of the products. However, from time to time Associates may, without our knowledge and in violation of our policies, create promotional materials or otherwise provide information that does not accurately describe our marketing program or our products. They also may make statements regarding potential earnings, product claims, or other matters in violation of our policies or applicable laws and regulations. These violations can result in legal action against us by regulatory agencies, state attorneys general or private parties. Legal actions against our Associates or others who are associated with us could lead to increased regulatory scrutiny of our business, including our network marketing system. We take what we believe to be commercially reasonable steps to monitor the activities of our Associates to guard against misrepresentation and other illegal or unethical conduct by them and to assure that the terms of our policies and procedures and Compensation Plan are observed. There can be no assurance, however, that our efforts in this regard will be sufficient to accomplish this objective. Adverse publicity resulting from such activities could also make it more difficult for us to attract and retain Associates and may have an adverse effect on our business, financial condition, and results of operations.

Network marketing is subject to intense government scrutiny and regulation, which adds to the expense of doing business and the possibility that changes in the law might adversely affect our ability to sell some of our products in certain markets.  Network marketing systems, such as ours, are frequently subject to laws and regulations that are directed at ensuring that product sales are made to consumers of the products and that compensation, recognition, and advancement within the marketing organization are based on the sale of products rather than on investment in the sponsoring company. Regulatory authorities, in one or more of our present or future markets, could determine that our network marketing system does not comply with these laws and regulations or that it is prohibited. Failure to comply with these laws and regulations or a determination that our networking marketing program violates applicable laws or rules could have a material adverse effect on our business, financial condition, or results of operations. Further, we may simply be prohibited from distributing products through a network-marketing channel in some countries, or we may be forced to alter our Compensation Plan.

We are also subject to the risk that new laws or regulations might be implemented or that current laws or regulations might change, which could require us to change or modify the way we conduct our business in certain markets. This could be particularly detrimental to us if we were required to change or modify the way we conduct business in markets that represent a significant percentage of our net sales.

We may have or incur obligations relating to the activities of our Associates.  Our Associates are subject to taxation, and, in some instances, legislation or governmental agencies impose an obligation on us to collect taxes, such as sales taxes or value added taxes, and to maintain appropriate records of such transactions. In addition, we are subject to the risk in some jurisdictions of being responsible for collecting and recording social security and similar taxes with respect to our Associates. In the event that local laws and regulations or the interpretation of local laws and regulations change to require us to treat our independent Associates as employees, or if our Associates are deemed by local regulatory authorities in one or more of the jurisdictions in which we operate to be our employees rather than independent contractors, under existing laws and interpretations, we may be held responsible for a variety of obligations that are imposed upon employers relating to their employees, including collecting and recording social security and related taxes in those jurisdictions, plus any related assessments and penalties, which could harm our financial condition and adversely affect our operating results.

Our business is subject to the effects of adverse publicity and negative public perception.  Our ability to attract and retain Associates and to sustain and enhance sales through our Associates can be affected by adverse publicity or negative public perception regarding our industry, our competition, or our business generally. This negative public perception may include publicity regarding the legality of network marketing, the quality or efficacy of nutritional supplement products or ingredients in general or our products or ingredients specifically, and regulatory investigations, regardless of whether those investigations involve us or our Associates or the business practices or products of our competitors or other network marketing companies. In 2007, we were the victim of false statements made to the press and regulatory agencies, causing us to incur significant expense in defending and dispelling the false allegations during 2007 and 2008. This adverse publicity also adversely impacted the market price of our stock and caused insecurity among our Associates. There can be no assurance that we will not be subject to adverse publicity or negative public perception in the future or that such adverse publicity will not have a material adverse effect on our business, financial condition, or results of operations.

The loss of key management personnel could adversely affect our business.  Our founder, Dr. Myron Wentz, is a highly visible spokesman for our products and our business, and our message is based in large part on his vision and reputation, which helps distinguish us from our competitors. Any loss of or limitation on Dr. Wentz as a lead spokesman for our mission, business, and products could have a material adverse effect upon our business, financial condition, or results of operations. In addition, our executive officers are primarily responsible for our day-to-day operations, and we believe our success depends in part on our ability to retain our executive officers, to compensate our executive officers at attractive levels, and to continue to attract additional qualified individuals to our management team. We cannot guarantee continued service by our key executive officers. We do not maintain key man life insurance on any of our executive officers, nor do we have an employment agreement with any of our executive officers. The loss of or limitation on the services of any of our executive officers or the inability to attract additional qualified management personnel could have a material adverse effect on our business, financial condition, or results of operations.

The beneficial ownership of a significant percentage of our common stock by our founder gives him and parties related to or affiliated with him effective control over the Company, and limits the influence of other stockholders on important policy and management issues.  Gull Holdings, Ltd., an entity that is solely owned and controlled by our founder, Dr. Wentz, owned 52.7% of our outstanding common stock at January 2, 2010. By virtue of this stock ownership, Dr. Wentz is able to exert significant influence over the election of the members of our Board of Directors and our business affairs. This concentration of ownership could also have the effect of delaying, deterring, or preventing a change in control that might otherwise be beneficial to stockholders. In addition, Dr. Wentz serves as Chairman of our Board of Directors. There can be no assurance that conflicts of interest will not arise with respect to this directorship or that conflicts will be resolved in a manner favorable to other stockholders of the Company.

Sales by our stockholders of a substantial number of shares of our common stock in the public market could adversely affect the market price of our common stock.  A large number of outstanding shares of our common stock are held by several of our principal stockholders. If any of these principal stockholders were to decide to sell large amounts of stock over a short period of time, such sales could cause the market price of our common stock to decline.

Our stock price has been volatile and subject to various market conditions.  There can be no assurance that an active market in our stock will be sustained. The trading price of our common stock has been subject to wide fluctuations. The price of our common stock may fluctuate in the future in response to quarter-to-quarter variations in operating results, material announcements by us or our competitors, governmental regulatory action, conditions in the nutritional supplement industry, negative publicity, or other events or factors, many of which are beyond our control. In addition, the stock market has historically experienced significant price and volume fluctuations, which have particularly affected the market prices of many dietary and nutritional supplement companies and which have, in certain cases, not had a strong correlation to the operating performance of these companies. Our operating results in future quarters may be below the expectations of securities analysts and investors. If that were to occur, the price of our common stock would likely decline, perhaps substantially.

Our products and manufacturing activities are subject to extensive government regulation, which could limit or prevent the sale of our products in some markets.  The manufacture, packaging, labeling, advertising, promotion, distribution, and sale of our products are subject to regulation by numerous national and local governmental agencies in the United States and other countries, including the U.S. Food and Drug Administration (“FDA”) and the U.S. Federal Trade Commission (“FTC”). For example, failure to comply with FDA regulatory requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines, and criminal prosecutions. Any action of this type by the FDA could materially adversely affect our ability to successfully market our products.

In December 2007, the Dietary Supplement & Nonprescription Drug Consumer Protection Act went into effect and requires manufacturers of dietary supplements and over-the-counter products to notify the FDA when they receive reports of serious adverse events related to such supplements and products occurring within the United States. Potential FDA responses to any such report could include injunctions, product withdrawals, recalls, product seizures, fines, or criminal prosecutions. We have an internal adverse event reporting system that has been in place for several years and believe that we are in compliance with this law. Nevertheless, any action by the FDA in response to a serious adverse event report that may be filed by us could materially and adversely affect our ability to successfully market our products.

With respect to FTC matters, if the FTC has reason to believe the law is being violated (e.g., failure to possess adequate substantiation for product claims), it can initiate an enforcement action. The FTC has a variety of processes and remedies available to it for enforcement, both administrative and judicial, including compulsory process authority, cease and desist orders, and injunctions. FTC enforcement could result in orders requiring, among other things, limits on advertising, consumer redress, divestiture of assets, rescission of contracts, or such other relief as may be deemed necessary. Violation of these orders could result in substantial financial or other penalties. Any action against us by the FTC could materially and adversely affect our ability to successfully market our products.

In markets outside the United States, prior to commencing operations or marketing our products, we may be required to obtain approvals, licenses, or certifications from a country’s ministry of health or a comparable agency. For example, our manufacturing facility has been registered with the FDA and Health Canada and is certified by Australia’s Therapeutic Goods Administration. Approvals or licensing may be conditioned on reformulation of products or may be unavailable with respect to certain products or product ingredients. We must also comply with product labeling and packaging regulations that vary from country to country. These activities are also subject to regulation by various agencies of the countries in which our products are sold.

We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative orders, when and if promulgated, could have on our business. These potential effects could include, however, requirements for the reformulation of certain products to meet new standards, the recall or discontinuance of certain products, additional record keeping and reporting requirements, expanded documentation of the properties of certain products, expanded or different labeling, or additional scientific substantiation. Any or all of these requirements could have a material adverse effect on our business, financial condition, or results of operations.

Our net sales are significantly affected by our success in growing existing markets, as well as opening new markets. As we continue to expand into international markets, our business becomes increasingly subject to political, economic, legal and other risks. Changes in these markets could adversely affect our business.  We have a history of expanding into new international markets. We believe that our ability to achieve future growth is dependent in part on our ability to continue our international expansion efforts. There can be no assurance, however, that we will be able to grow in our existing international markets, enter new international markets on a timely basis, or that new markets will be profitable. We must overcome significant regulatory and legal barriers before we can begin marketing in any international market. Also, before marketing commences in a new country or market, it is difficult to assess the extent to which our products and sales techniques will be accepted or successful in any given country. In addition to significant regulatory barriers, we may also encounter problems conducting operations in new markets with different cultures and legal systems from those encountered elsewhere. We may be required to reformulate certain of our products before commencing sales in a given country. Once we have entered a market, we must adhere to the regulatory and legal requirements of that market. No assurance can be given that we will be able to successfully reformulate our products in any of our current or potential international markets to meet local regulatory requirements or to attract local customers. Our failure to do so could have a material adverse effect on our business, financial condition, or results of operations. There can be no assurance that we will be able to obtain and retain necessary permits and approvals in new markets, or that we will have sufficient capital to finance our expansion efforts in a timely manner.

In many market areas, other network marketing companies already have significant market penetration, the effect of which could be to desensitize the local Associate population to a new opportunity, such as USANA, or to make it more difficult for us to attract qualified Associates. Even if we are able to commence operations in new markets, there may not be a sufficient population of persons who are interested in our network marketing system. We believe our future success will depend in part on our ability to seamlessly integrate our Compensation Plan across all markets where legally permissible. There can be no assurance, however, that we will be able to utilize our Compensation Plan seamlessly in all existing or future markets. For example, in August 2010, we indirectly acquired BabyCare, Ltd. (“BabyCare”), a nutritional supplement company that is licensed by the government of the People’s Republic of China (the “PRC” or “China”) to engage in direct selling in the Municipality of Beijing. Under Chinese law, single-level compensation models are permitted, but multi-level compensation models, as practiced by USANA and many other direct selling companies, are not. BabyCare utilizes a single-level compensation model in connection with its business in China, which is separate and different from USANA’s Compensation Plan. In order to comply with China law, BabyCare will continue to utilize its compensation model and USANA’s Compensation Plan will not be integrated into BabyCare or utilized in China.

An increase in the amount of incentives paid to Associates reduces our profitability.  The payment of Associate incentives is our most significant expense. These incentives include commissions, bonuses, and certain awards and prizes. From time to time, we may adjust our Compensation Plan to better manage these incentives as a percentage of net sales. We closely monitor the amount of Associate incentives that are paid as a percentage of net sales, and may periodically adjust our Compensation Plan to prevent Associate incentives from having a significant adverse effect on our earnings. There can be no assurance that changes to the Compensation Plan or product pricing will be successful in achieving target levels of Associate incentives as a percentage of net sales. Furthermore, such changes may make it difficult to attract and retain qualified and motivated Associates or cause us to lose some of our longer-standing Associates.

Our business is subject to the risks associated with intense competition from larger, better capitalized, and more established competitors.  In many of our markets, we face intense competition in the business of distributing and marketing nutritional supplements, vitamins and minerals, personal care products, and other nutritional products. Numerous manufacturers, distributors, and retailers compete actively for consumers and, in the case of other network marketing companies, for distributors (Associates). There can be no assurance that we will be able to compete successfully in this intensely competitive environment. In addition, nutrition and personal care products can be purchased in a wide variety of channels of distribution, including retail stores. Our product offerings in each product category are also relatively small, compared to the wide variety of products offered by many of our competitors.

Taxation and transfer pricing considerations affect our operations.  In many countries, including the United States, we are subject to transfer pricing and other tax regulations that are designed to ensure that appropriate levels of income are reported by our U.S. and foreign entities and are taxed appropriately. Although we believe that we are in compliance with all material regulations and restrictions in this regard, we are subject to the risk that taxing authorities could audit our transfer pricing and related practices and assert that additional taxes are owed. We are also subject to the risk that taxing authorities in any of our markets could change the laws in a manner that may increase our effective tax rate and/or duties on our products. Under tax treaties, we are eligible to receive foreign tax credits in the United States for foreign taxes actually paid abroad. In the event any audits or assessments are concluded adversely to us, we may or may not be able to offset the consolidated effect of foreign income tax assessments through the use of U.S. foreign tax credits. Currently, we are utilizing all foreign tax credits in the year in which they arise. Because the laws and regulations governing U.S. foreign tax credits are complex and subject to periodic legislative amendment, we cannot be sure that we would in fact be able to take advantage of any foreign tax credits in the future. As a result, adverse outcomes in these matters could have a material impact on our financial condition or operating results.

Fluctuation in the value of currency exchange rates with the U.S. dollar affects our operations and our net sales and earnings.  Over the past several years, a significant portion of our net sales have been generated outside the United States. For example, sales outside the United States for the year ended January 2, 2010, represented 65.3% of our total net sales. We likely will continue to expand our operations into new markets, exposing us to expanding risks of changes in social, political, and economic conditions, including changes in the laws and policies that govern investment or exchange in these markets. Because a significant portion of our sales are generated outside the United States, exchange rate fluctuations will have a significant effect on our sales and earnings. Further, if exchange rates fluctuate dramatically, it may become uneconomical for us to establish or to continue activities in certain countries. For instance, changes in currency exchange rates may affect the relative prices at which we and our competitors sell similar products in the same market. As our business expands outside the United States, an increasing share of our net sales and operating costs will be transacted in currencies other than the U.S. dollar. Accounting practices require that our non-U.S. financial results be converted to U.S. dollars for reporting purposes. Consequently, our reported net earnings may be significantly affected by fluctuations in currency exchange rates, with earnings generally increasing with a weaker U.S. dollar and decreasing with a strengthening U.S. dollar. Product purchases by our subsidiaries are transacted in U.S. dollars. As our operations expand in countries where transactions may be made in currencies other than the U.S. dollar, our operating results will be increasingly subject to the risks of exchange rate fluctuations and we may not be able to accurately estimate the impact that these changes might have on our future business, product pricing, results of operations, or financial condition. In addition, the value of the U.S. dollar in relation to other currencies may also adversely affect our sales to customers outside the United States. From time-to-time we enter into forward and option exchange contracts to manage currency fluctuations on certain commitments, including intercompany cash transfers that are denominated in a variety of currencies. We do not use derivative instruments for speculative purposes. There can be no assurance that currency contract transactions will protect our operating results or cash flows from potentially adverse effects of currency exchange fluctuations. Any such adverse effects could also adversely affect our business, financial condition, or results of operations.

Disruptions to shipping channels that we use to distribute our products to international warehouses may adversely affect our margins and profitability in those markets.  In the past, we have felt the impact of disruptions to the shipping channels used to distribute our products; these disruptions have included increased port congestion, a lack of capacity on the railroads, and a shortage of manpower. In particular, we felt the effects of this disruption in our container shipments to Australia, which required additional use of airfreight to meet demand. Although we have not recently experienced significant shipping disruptions, we continue to watch for signs of upcoming congestion. Congestion to ports can affect previously negotiated contracts with shipping companies, resulting in unexpected increases in shipping costs and reduction in our net sales.

The inability to obtain adequate supplies of raw materials for products at favorable prices, or at all, or the inability to obtain certain products from third-party suppliers, could have a material adverse effect on our business, financial condition, or results of operations.  We acquire all of our raw materials for the manufacture of our products from third-party suppliers. Materials used in manufacturing our products are purchased through purchase orders, often invoking pre-negotiated annual supply agreements. We have very few long-term agreements for the supply of these materials. We also contract with third-party manufacturers and suppliers for the production of some of our products, including gelatin-capsuled supplements, Garlic EC™, OptOmega®, Rev3 Energy™ Drink, our powdered drink mixes and nutrition bars, and certain of our personal care products. These third-party suppliers and manufacturers produce and, in most cases, package these products according to formulations that have been developed by, or in conjunction with, our in-house product development team. There is a risk that any of our suppliers or manufacturers could discontinue manufacturing our products or selling their products to us. Although we believe that we could establish alternate sources for most of our products, any delay in locating and establishing relationships with other sources could result in product shortages or back orders for products, with a resulting loss of net sales. In certain situations, we may be required to alter our products or to substitute different products from another source. We have, in the past, discontinued or temporarily stopped sales of certain products that were manufactured by third parties while those products were on back order. There can be no assurance that suppliers will provide the raw materials or manufactured products that are needed by us in the quantities that we request or at the prices that we are willing to pay. Because we do not control the actual production of certain raw materials and products, we are also subject to delays caused by any interruption in the production of these materials, based on conditions not within our control, including weather, crop conditions, transportation interruptions, strikes by supplier employees, and natural disasters or other catastrophic events.

Nutritional supplement products may be supported by only limited availability of conclusive clinical studies.  Our products include nutritional supplements that are made from vitamins, minerals, herbs, and other substances for which there is a long history of human consumption. Some of our products contain innovative ingredients or combinations of ingredients. Although we believe that all of our products are safe when taken as directed, there is little long-term experience with human consumption of certain of these product ingredients or combinations of ingredients in concentrated form. We conduct research and test the formulation and production of our products, but we have performed or sponsored only limited clinical studies. Furthermore, because we are highly dependent on consumers’ perception of the efficacy, safety, and quality of our products, as well as similar products distributed by other companies, we could be adversely affected in the event that those products prove or are asserted to be ineffective or harmful to consumers or in the event of adverse publicity associated with any illness or other adverse effects resulting from consumers’ use or misuse of our products or similar products of our competitors.

As a manufacturer, we may be subject to product liability claims.  As a manufacturer and a distributor of products for human consumption and topical application, we could become exposed to product liability claims and litigation. Additionally, the manufacture and sale of these products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. To date, we have not been a party to any product liability litigation, although, like any dietary supplement company, we have received reports from individuals who have asserted that they suffered adverse consequences as a result of using our products. The number of reports we have received to date is nominal. These matters historically have been settled to our satisfaction and have not resulted in material payments. We are aware of no instance in which any of our products are or have been defective in any way that could give rise to material losses or expenditures related to product liability claims. Although we maintain product liability insurance, which we believe to be adequate for our needs, there can be no assurance that we will not be subject to such claims in the future or that our insurance coverage will be adequate.

Our business is subject to particular intellectual property risks.  Most of our products are not protected by patents. The labeling regulations governing our nutritional supplements require that the ingredients of such products be precisely and accurately indicated on product containers. Accordingly, patent protection for nutritional supplements often is impractical given the large number of manufacturers who produce nutritional supplements having many active ingredients in common. Additionally, the nutritional supplement industry is characterized by rapid change and frequent reformulations of products, as the body of scientific research and literature refines current understanding of the application and efficacy of certain substances and the interactions among various substances. In this respect, we maintain an active research and development program that is devoted to developing better, purer, and more effective formulations of our products. We protect our investment in research, as well as the techniques we use to improve the purity and effectiveness of our products, by relying on trade secret laws. We have also entered into confidentiality agreements with certain of our employees involved in research and development activities. Additionally, we endeavor to seek, to the fullest extent permitted by applicable law, trademark and trade dress protection for our products, which protection has been sought in the United States, Canada, and in many of the other countries in which we are either presently operating or plan to commence operations in the future. Notwithstanding our efforts, there can be no assurance that our efforts to protect our trade secrets and trademarks will be successful. Nor can there be any assurance that third-parties will not assert claims against us for infringement of their intellectual proprietary rights. If an infringement claim is asserted, we may be required to obtain a license of such rights, pay royalties on a retrospective or prospective basis, or terminate our manufacturing and marketing of our infringing products. Litigation with respect to such matters could result in substantial costs and diversion of management and other resources and could have a material adverse effect on our business, financial condition, or operating results.

Our manufacturing activity is subject to certain risks.  We manufacture approximately 75% of the products sold to our customers. As a result, we are dependent upon the uninterrupted and efficient operation of our manufacturing facilities in Salt Lake City, and Draper, Utah. Those operations are subject to power failures, the breakdown, failure, or substandard performance of equipment, the improper installation or operation of equipment, natural or other disasters, and the need to comply with the requirements or directives of government agencies, including the FDA. There can be no assurance that the occurrence of these or any other operational problems at our facility would not have a material adverse effect on our business, financial condition, or results of operations. We are subject to a variety of environmental laws relating to the storage, discharge, handling, emission, generation, manufacture, use and disposal of chemicals, solid and hazardous waste, and other toxic and hazardous materials.

Our manufacturing operations presently do not result in the generation of material amounts of hazardous or toxic substances. Nevertheless, complying with new or more stringent laws or regulations, or more vigorous enforcement of current or future policies of regulatory agencies, could require substantial expenditures by us that could have a material adverse effect on our business, financial condition, or results of operations. Environmental laws and regulations require us to maintain and comply with a number of permits, authorizations, and approvals and to maintain and update training programs and safety data regarding materials used in our processes. Violations of those requirements could result in financial penalties and other enforcement actions and could require us to halt one or more portions of our operations until a violation is cured. The combined costs of curing incidents of non-compliance, resolving enforcement actions that might be initiated by government authorities, or of satisfying new legal requirements could have a material adverse effect on our business, financial condition, or results of operations.

A failure of our information technology systems would harm our business.  The global nature of our business and our seamless global Compensation Plan require the development and implementation of robust and efficiently functioning information technology systems. Such systems are vulnerable to a variety of potential risks, including damage or interruption resulting from natural disasters and telecommunication failures and human error or intentional acts of sabotage, vandalism, break-ins and similar acts. Although we have adopted and implemented a business continuity and disaster recovery plan, which includes routine back-up, off-site archiving and storage, and certain redundancies, the occurrence of any of these events could result in costly interruptions or failures adversely affecting our business and the results of our operations.

We may incur liability under our “Athlete Guarantee” program, if and to the extent participating athletes make a successful claim against us for testing positive for certain banned substances while taking USANA nutritional supplements.  We believe that our nutritional supplement products are free from substances that have been banned by world-class training and competitive athletic programs. We retain independent testing agencies to conduct periodic checks of our products for banned substances.  We further believe that, while our products promote good health, they are not otherwise considered to be “performance enhancing” as that term has been used in defining substances that are banned from use in international competition by the World Anti-Doping Agency (“WADA”). For many years, we have been a sponsor of Olympic athletes and professional competitors around the world. These athletes have been tested on many occasions and have never tested positive for banned substances as a result of taking USANA nutritional products. To back up our claim that athletes who use USANA products as part of their training regimen will not be consuming banned substances, we have offered to enter into agreements with select athletes, some of whom have high-profiles and are highly compensated, which state that, during the term of the agreement, should the athlete test positive for a banned substance included in the WADA, and should such positive result be the result of taking USANA nutritional products, we will compensate that athlete two times their current annual earnings up to one million dollars, based on the athlete’s personal level of competition, endorsement, and other income, as well as other factors. To mitigate potential exposure under these agreements, we:

•                  Designate lots identified as dedicated to the Athlete Guarantee program and retain additional samples;

•                  Store designated lot samples externally with a third-party; and

•                  Establish a chain of custody that requires signatures on behalf of USANA and the third-party to transfer possession of the product lots and that restricts access by USANA employees after the transfer.

All applicants to this Athlete Guarantee program are subject to screening and acceptance by us in our sole discretion. Contracts are tailored to fit the athlete’s individual circumstances and the amount of our exposure is limited based on the level of sponsorship of the participating athlete. Although we believe that the pool of current and potential participants in the program is small, there is no guarantee that an athlete who is accepted in the program will not successfully make a claim against us.  We currently have no insurance to protect us from potential claims under this program.

Despite the mitigating factors, screening process and our view that our products are not “performance enhancing,” there can be no guarantee that we will not incur a liability under the Athlete Guarantee program.

Risks Relating to Doing Business in China

Introduction of new laws or changes to existing laws by the Chinese government may adversely affect our business.  Our newest market is the PRC by virtue of our indirect acquisition of BabyCare.  Our business and operations in China and those of BabyCare are governed by the Chinese legal system, which is codified in written laws, regulations, circulars, administrative directives and internal guidelines. The Chinese government is in the process of developing its commercial legal system to meet the needs of foreign investors and encourage foreign investment. The Chinese economy is developing and growing very rapidly. Despite this rapid growth, the legal system in China has not always kept pace with the growth of the economic sector.  This raises the level of uncertainty regarding the application of existing laws and regulations to new economic events and circumstances. As a consequence, Chinese laws, regulations and legal requirements relevant to our business may change frequently, and their requirements, interpretation and enforcement involve uncertainties and potential inconsistencies.

Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and regulatory requirements. As a consequence, uncertainties and inconsistencies in the requirements, interpretation and enforcement of these laws, regulations and legal requirements could materially and adversely affect our business and operations and could expose us to potential liabilities, including potential fines and other penalties, if it is determined that we have failed to comply with the requirements of such laws, regulations and legal requirements.  Unlike the United States legal system, in China, the precedents of interpretation, implementation and enforcement of Chinese laws and regulations in certain business matters may be limited and Chinese court decisions are not binding on lower courts. As a result, the outcome of dispute resolutions may not be as consistent or predictable as in other more commercially advanced jurisdictions. Therefore, it may be difficult to obtain timely and equitable enforcement of Chinese laws, or to obtain enforcement in China of a judgment by a foreign court or jurisdiction.

Our ability to enforce BabyCare’s material agreements in China is uncertain. Chinese law will govern BabyCare’s material operating agreements. There is no assurance that BabyCare will be able to enforce those material agreements or that remedies will be available outside China. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial laws, leading to a substantial degree of uncertainty as to the outcome of litigation. The inability to enforce or obtain a remedy under our agreements may have a material adverse impact on our operations.

We may incur unanticipated costs because of the unpredictability of the Chinese legal system.  The Chinese legal system has many uncertainties. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, Chinese legislation and regulations have enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the Chinese legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

A return to profit repatriation controls may limit the ability to expand business and reduce the attractiveness of investing in Chinese business opportunities.  Chinese law allows enterprises owned by foreign investors to remit their profits, dividends and bonuses earned in China to other countries, and the remittance does not require prior approval by the State Administration of Foreign Exchange (“SAFE”).  SAFE regulations require extensive documentation and reporting, some of which was burdensome and slowed payments.  If there is a return to payment restrictions and reporting, the ability of a Chinese company to attract investors will be reduced.  Also, current investors may not be able to obtain the profits of the businesses they own for other reasons.  Relevant Chinese law and regulation permit payment of dividends only from retained earnings, if any, determined in accordance with Chinese accounting standards and regulations.  It is possible that the Chinese tax authorities may require changes in the calculation of distributable net income of BabyCare that may limit its ability to pay dividends and other distributions to stockholders.  Chinese law requires companies to set aside a portion of net income to fund certain reserves, which amounts are not distributable as dividends.  These rules and possible changes could restrict BabyCare from repatriating funds.

The slowdown of China’s economy caused in part by the recent challenging global economic conditions may adversely affect our ability to grow our business in China. China’s economy has experienced a slowdown after the second quarter of 2007, when the quarterly growth rate of China’s gross domestic product reached 11.9%.  A number of factors have contributed to this slowdown, including appreciation of China’s currency, the Renminbi, which has adversely affected China’s exports, and tightening macroeconomic measures and monetary policies adopted by the Chinese government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. The slowdown has been further exacerbated by the challenging global economic conditions in the financial services and credit markets, which in recent months has resulted in extreme volatility and dislocation of the global capital and credit markets.  It is uncertain how long the challenging global economic conditions in the financial services and credit markets will continue and how much of an adverse impact this will have on the global economy in general and the Chinese economy specifically.  In response to the challenging global economic conditions, in September 2008 the Chinese government began to loosen economic measures and monetary policies by reducing interest rates and decreasing the statutory reserve rates for banks.  On November 5, 2008, the State Council of China announced an economic stimulus plan in the amount of $585 billion to stimulate economic growth and bolster domestic demand.  We cannot assure you that the economic stimulus plan or various macroeconomic measures and monetary policies adopted by the Chinese government to guide economic growth and the allocation of resources will be effective in sustaining the growth of the Chinese economy.  The slowdown of China’s economy could lead to lower demand for BabyCare’s products in China, because demand for BabyCare’s products is dependent on strong general economic activities and conditions, which may adversely and materially affect our ability to grow our business in China.

Our business will be adversely affected if Chinese regulatory authorities view our direct selling and other corporate activities as noncompliant with applicable Chinese laws and regulations.  Our operations in China may be deemed to be subject to numerous Chinese commercial laws, including restrictions on foreign investments.  In addition, the Chinese regulatory authorities with jurisdiction over our operations may change applicable laws and regulations, or impose additional requirements and conditions with which we may be unable to comply.  BabyCare is licensed to engage in direct selling activity in the Municipality of Beijing. We have not sought confirmation from Chinese regulatory governmental authorities whether our structure and business arrangement with BabyCare comply with applicable Chinese laws and regulations, including regulation of direct selling business in China.  If:

•                  Chinese authorities deem BabyCare’s corporate activities as violating applicable Chinese laws and regulations (including restrictions on foreign investments);

•                  Chinese regulatory authorities change applicable laws and regulations or impose additional requirements and conditions with which BabyCare is unable to comply; or

•                  BabyCare is found to violate any existing or future Chinese laws or regulations;

the relevant Chinese authorities would have broad discretion to deal with such a violation by levying fines, revoking business licenses, requiring us to restructure BabyCare’s ownership or operations, and requiring BabyCare and/or USANA to discontinue some or all of their business in China. Any of these actions would adversely affect our business.

Our operations in China are subject to significant government scrutiny and may be harmed by the results of such scrutiny.   Because of the government’s significant concerns about direct selling activities, government regulators in China closely scrutinize activities of direct selling companies or activities that resemble direct selling. The regulatory environment in China with regard to direct selling is evolving, and officials in multiple national and local levels in the Chinese government often exercise broad discretion in deciding how to interpret and apply applicable regulations. In the past, the government has taken significant actions against companies that the government has found have been engaging in direct selling activities in violation of applicable law, including shutting down their businesses and imposing substantial fines.

Any determination that our operations or activities, or the activities of our sales employees, contractual sales promoters, direct sellers or Associates are not in compliance with applicable regulations could result in substantial fines, extended interruptions of business, termination of necessary licenses and permits, including our direct selling licenses, or restrictions on our ability to open new stores, obtain approvals for service centers or expand into new locations, all of which could harm our business.

If direct selling regulations in China are interpreted or enforced by government authorities in a manner that negatively impacts BabyCare’s business model there, our business in China could be harmed.   Chinese regulators have adopted anti-pyramiding and direct selling regulations that contain significant restrictions and limitations, including a restriction on multi-level compensation for independent distributors who sell away from a fixed location. These regulations also impose various requirements on individuals before they can become direct sellers, including the passage of an examination. The regulations adopted by China are in many ways more burdensome than in our other markets, which could negatively impact the willingness of some people to sign up to become direct sellers. There continues to be some confusion and uncertainty as to the interpretation and enforcement of the regulations.

The direct selling license granted to BabyCare is limited in its scope. To engage in direct selling activity outside the Municipality of Beijing, BabyCare will be required to obtain licenses from other municipalities and provinces within China.  If BabyCare is unable to obtain additional necessary national and local government approvals in China as quickly as we would like, our ability to expand and grow our business could be negatively impacted.  The process for obtaining the necessary government approvals to conduct direct selling continues to evolve. The process is time-consuming and expensive.  The complexity of the approval process, as well as the government’s continued cautious approach as direct selling develops in China, makes it difficult to predict the timeline for obtaining additional approvals. If the results of the government’s evaluation of our direct selling activities result in further delays in obtaining licenses elsewhere, or if the current processes for obtaining approvals are delayed further for any reason or are changed or are interpreted differently than currently understood, BabyCare’s ability to expand direct selling in China and its growth prospects in this market, could be negatively impacted.  BabyCare currently is only allowed by the PRC to sell through direct selling the limited number of products that are manufactured by BabyCare itself.  If BabyCare wishes to sell additional products (other than those already approved) through the direct-selling channel, it must successfully complete a product approval process similar to the process described above.  We cannot assure you that BabyCare will be successful in obtaining such additional product approvals on a timely basis or at all.

Intellectual property rights are difficult to enforce in China.   Chinese commercial law is relatively undeveloped compared to most of our other major markets, and, as a result, we may have limited legal recourse in the event we encounter significant difficulties with patent or trademark infringers. Limited protection of intellectual property is available under Chinese law, and the local manufacturing of our products may subject us to an increased risk that unauthorized parties may attempt to manufacture and sell counterfeited products or copy or otherwise obtain or use our product formulations. As a result, we cannot assure that we will be able to adequately protect our product formulations or other intellectual property in China.

We may be subject to fines and legal sanctions if we or our employees who are PRC citizens fail to comply with PRC regulations relating to employee stock options granted by overseas listed companies to PRC citizens.  On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules were issued by SAFE on January 5, 2007, which both took effect on February 1, 2007. Under these regulations, all foreign exchange matters involved in an employee stock holding plan, stock option plan or similar plan in which PRC citizens participate require approval from SAFE or its authorized branch. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options or restricted share units, or issued restricted shares by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to complete certain other procedures and transactional foreign exchange matters upon the examination by, and approval of, SAFE.  In connection with our acquisition of BabyCare, certain executives of BabyCare were granted equity awards in connection with the transaction and their continued employment with BabyCare. The equity awards provided to these individuals were issued under the USANA Health Sciences, Inc. 2006 Equity Incentive Award Plan and contain vesting, termination and other provisions similar to awards USANA has historically granted to its executives and employees. We and the BabyCare employees who are PRC citizens who have been granted these equity awards may be subject to the Stock Option Rule. If the relevant PRC regulatory authority determines that BabyCare’s PRC employees who hold such awards or BabyCare fail to comply with these regulations, such employees and BabyCare may be subject to fines and legal sanctions.

The new provisions of the PRC Employment Contract Law may substantially increase our labor-related costs in the future.  The PRC Employment Contract Law, which became effective as of January 1, 2008, contains provisions more favorable to employees than prior labor regulations in effect in China. The legislation formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this law provides for specific standards and procedures for the termination of an employment contract and places the burden of proof on the employer. In addition, the law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including the case of the expiration of a fixed-term employment contract. Further, the law requires an employer to conclude an “employment contract without a fixed-term” with any employee who either has worked for the same employer for 10 consecutive years or more or has had two consecutive fixed-term contracts with the same employer. An “employment contract without a fixed term” can no longer be terminated due to the expiration of the contract, although it can still be terminated pursuant to the standards and procedures set forth under the new law. Because of the lack of implementing rules for the new law and the precedents for the enforcement of such a law, the standards and procedures set forth under the law in relation to the termination of an employment contract have raised concerns among foreign investment enterprises in the PRC that such “employment contracts without a fixed term” might in fact become a “lifetime, permanent employment contract.”  The requirement to comply with this law may substantially increase BabyCare’s labor-related costs in its future operations, which may have a material adverse effect on our business, financial condition and results of operations.

Risks Associated with Common Stock

Our common stock may be affected by limited trading volume and may fluctuate significantly.  Our common stock is traded on the NASDAQ Global Market. Although an active trading market has developed for our common stock, there can be no assurance that an active trading market for our common stock will be sustained. Failure to maintain an active trading market for our common stock may adversely affect our stockholders’ ability to sell our common stock in short time periods, or at all. Our common stock has experienced, and may experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our common stock, and the corresponding value of the holdings of our stockholders.

We do not pay dividends on our common stock.  We have never declared or paid any cash dividend on our capital stock. We intend to retain any future earnings and currently do not expect to pay any dividends.

The public market price of our common stock may be adversely affected by the registration and sale of the Shares because of the increase in shares of our common stock eligible for trading.  The registration of the Shares owned by the Selling Stockholders increases the number of shares of our common stock eligible for trading in the public market.  The presence of an additional number of shares eligible for trading in the public market may substantially reduce the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. Any forward-looking statements are based on our current expectations and projections about future events and are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements.

In some cases, you can identify forward-looking statements by terminology, such as “expects,” “anticipates,” “intends,” “estimates,” “plans,” “believes,” “seeks,” “may,” “should”, “could” or the negative of such terms or other similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the risk factors described herein and those included in any accompanying prospectus supplement or in any document incorporated by reference into this prospectus.

You should read this prospectus and the documents that we reference herein and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we concurrently expect. You should assume that the information appearing in this prospectus and any document incorporated herein by reference is accurate as of its date only. Because the risk factors in this prospectus could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this prospectus and any document incorporated herein by reference, and particularly our forward-looking statements, by these cautionary statements.  We expressly disclaim any obligation or intention to update any forward-looking statement.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

SELLING STOCKHOLDERS

We are registering the resale of 400,000 shares of our common stock (the “Shares”) that are currently issued and outstanding and which were acquired in connection with our acquisition of BabyCare Ltd., described below. We are registering the resale of the Shares to permit the Selling Stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their Shares from a Selling Stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the Shares when and as they deem appropriate in the manner described in the “Plan of Distribution.”

Agreement with Yaolan, Ltd.

On August 16, 2010, we acquired Pet Lane, Inc., a Delaware corporation (“Pet Lane”) and, together with Pet Lane, entered into and closed a definitive agreement for the acquisition of all of the issued and outstanding shares of BabyCare Holdings, Ltd., an exempted company organized under the laws of the Cayman Islands (“BabyCare Holdings”) from Yaolan, Ltd., an exempted company organized under the laws of the Cayman Islands (“Yaolan”). BabyCare Holdings is the beneficial owner of BabyCare and Pet Lane is the record owner of BabyCare.  With our contemporaneous acquisition of Pet Lane and BabyCare Holdings, we became the sole beneficial owner of BabyCare. The Selling Stockholders are current or former beneficial owners of Yaolan, who received their Shares through a liquidating or partial liquidating distribution of such Shares by Yaolan.

As consideration for the acquisition of BabyCare Holdings, we paid cash of $45,000,000 and issued the Shares which are offered for resale under this prospectus.  A portion of the cash consideration, $5,783,600, was deposited at closing into an escrow account, to be held for 18 months pending the completion of an indemnity period described in the definitive agreement. Pursuant to the definitive agreement, we also agreed to prepare and file a registration statement, including this Prospectus, with the SEC to register the resale of the Shares. The definitive agreement also requires us to make an additional cash payment to Yaolan if the current market value of the Shares is less than $12,836,000 at the date the registration statement (of which this prospectus is a part) is declared effective by the SEC.

The following table sets forth:

•                  the names of the Selling Stockholders,

•                  the number of shares of our common stock (including the Shares) that the Selling Stockholders beneficially owned prior to the offering for resale of the Shares under this prospectus,

•                  the maximum number of Shares that may be offered for resale for the account of the Selling Stockholders under this prospectus, and

•                  the number and percentage of shares of our common stock to be beneficially owned by the Selling Stockholders after the offering of the Shares (assuming all of the offered Shares are sold by the Selling Stockholders).

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering(1)	Percentage Ownership Before Offering(2)	Maximum Number of Shares Before Offering	Shares of Common Stock Beneficially Owned After Offering(3)	Percentage Ownership After Offering(3)

AeX Capital LLC	801	*	801	—	—
Anvest, L.P.	1,346	*	1,346	—	—
Asian Partners II	195	*	195	—	—
Bernal Family Trust U/D/T 11/03/1995	783	*	783	—	—
Chengwei Ventures Evergreen Advisors Fund, LLC	3,251	*	3,251	—	—
Chengwei Ventures Evergreen Fund I, LP	32,875	*	32,875	—	—
Chengwei Ventures Fund I, LP	66,379	*	66,379	—	—
David E. Sweet	100	*	100	—	—
David L. Anderson	201	*	201	—	—
Foundation Capital V Principals Fund, LLC.	2,009	*	2,009	—	—
Foundation Capital V, L.P.	92,535	*	92,535	—	—
Fraser Mendel	74	*	74	—	—
G. Leonard Baker, Jr	637	*	637	—	—
GC Partners LP	360	*	360	—	—
Gregory P. Sands	448	*	448	—	—
Gregory P. Sands Charitable Remainder Unitrust	379	*	379	—	—
James C. Gaither	267	*	267	—	—
James N. White	834	*	834	—	—
Jeffrey W. And Christina R. Bird Trust Agreement Dated 10/31/2000	1,314	*	1,314	—	—
Jeffrey W. Bird	886	*	886	—	—
Lynne B. Graw	17	*	17	—	—
Lynne M. Brown	65	*	65	—	—
Matthew J. Estes	4,468	*	4,468	—	—
Naar Family Trust U/A/D 12/22/1994	11	*	11	—	—
NSA, LLC.	51,728	*	51,728	—	—
Patricia Tom	109	*	109	—	—
Patrick and Ying Chen 2001 Living Trust Dated 03/17/2001	4	*	4	—	—
Lane Nemeth	870	*	870	—	—
Power Pacific Equities Limited	26,111	*	26,111	—	—
Ronald Daniel Bernal	81	*	81	—	—
Saints Capital VI, L.P.	2,888	*	2,888	—	—

Saunders Holdings, L.P.	1,803	*	1,803	—	—
Sheehan 2003 Trust	122	*	122	—	—
Sherryl Wiley Casella Revocable Trust Dated 05/08/2006	15	*	15	—	—
SHV Profit Sharing Plan FBO David E. Sweet	241	*	241	—	—
SHV Profit Sharing Plan FBO David E. Sweet (Rollover)	19	*	19	—	—
SHV Profit Sharing Plan FBO Diane J.Naar	8	*	8	—	—
SHV Profit Sharing Plan FBO Gregory P Sands	569	*	569	—	—
SHV Profit Sharing Plan FBO James N. White	103	*	103	—	—
SHV Profit Sharing Plan FBO Jeffrey W. Bird	231	*	231	—	—
SHV Profit Sharing Plan FBO Lynne B.Graw	13	*	13	—	—
SHV Profit Sharing Plan FBO Lynne M. Brown	37	*	37	—	—
SHV Profit Sharing Plan FBO Patricia Tom (Post)	57	*	57	—	—
SHV Profit Sharing Plan FBO Robert Yin	49	*	49	—	—
SHV Profit Sharing Plan FBO Ronald D. Bernal	100	*	100	—	—
SHV Profit Sharing Plan FBO Sherryl W. Casella	11	*	11	—	—
SHV Profit Sharing Plan FBO Sherryl W. Hossack	85	*	85	—	—
SHV Profit Sharing Plan FBO Tench Coxe	2,176	*	2,176	—	—
SHV Profit Sharing Plan FBO William H. Younger, Jr.	2,356	*	2,356	—	—
SHV Profit Sharing Plan FBO Yu-Ying Chen	9	*	9	—	—
Sutter Hill Ventures, A California Limited Partnership	57,116	*	57,116	—	—
Tallack Partners, L.P	121	*	121	—	—
Tench Coxe	2,324	*	2,324	—	—
The Anderson Living Trust U/A/D 01/22/1998	1,357	*	1,357	—	—
The Baker Revocable Trust U/A/D 02/03/2003	1,914	*	1,914	—	—
The Coxe Revocable Trust U/A/D 04/23/1998	4,878	*	4,878	—	—
The David and Robin Sweet Living Trust Dated 07/06/2004	180	*	180	—	—
The White Family Trust U/A/D 04/03/1997	43	*	43	—	—

The Younger Living Trust U/A/D 01/20/1995	3,108	*	3,108	—	—
Tileco Limited	26,536	*	26,536	—	—
Vivek Kapur	1,080	*	1,080	—	—
William H. Younger, Jr	1,279	*	1,279	—	—
Yin Family Trust Dated 03/01/1997	34	*	34	—	—

*                Less than 1%.

(1)        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, securities that are currently convertible or exercisable into shares of our common stock, or convertible or exercisable into shares of our common stock within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the table, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. The percentage of beneficial ownership is based on 15,760,714 shares of common stock outstanding as of October 12, 2010.

(2)        The percentages set forth are not determinative of the Selling Stockholder’s beneficial ownership of our common stock pursuant to Rule 13d-3 or any other provision under the Securities Exchange Act of 1934, as amended.

(3)        Assumes the sale by the Selling Stockholder of all of the Shares.  There is no assurance that the Selling Stockholder will sell any or all of the Shares offered hereby.  This number and percentage may change based on the Selling Stockholder’s decision to sell or hold the Shares.

To our knowledge, neither the Selling Stockholders nor any of their affiliates has held any position or office, been employed by, or otherwise had any other material relationship with us or any of our affiliates during the three years prior to the date of this prospectus, other than as a result of the ownership of our securities or as a result of our acquisition of BabyCare Holdings. To our knowledge, none of the Selling Stockholders is a broker-dealer or an affiliate of a broker-dealer. Each Selling Stockholder may offer for sale all or part of the Shares from time to time. The table above assumes that the Selling Stockholders will sell all of the Shares offered for sale. A Selling Stockholder is under no obligation, however, to sell any Shares pursuant to this prospectus.

PLAN OF DISTRIBUTION

We are registering the resale of 400,000 shares of our common stock (the “Shares”) on behalf of the Selling Stockholders.  We are required to pay certain fees and expenses that we incur incident to the registration of the Shares. As used in this prospectus, “Selling Stockholders” includes the Selling Stockholders named in the table above and pledgees, donees, transferees or other successors-in-interest selling Shares that have been received from a named Selling Stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The Selling Stockholders may, from time to time, sell any or all of their Shares on the NASDAQ Global Market or any other stock exchange, market or trading facility on which the Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. A Selling Stockholder may use any one or more of the following methods when selling Shares:

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•                  broker-dealers may agree with the Selling Stockholders to sell a specified number of such Shares at a stipulated price per Share;

•                  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                  a combination of any such methods of sale; or

•                  any other method permitted pursuant to applicable law.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of Shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the Shares or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of the common stock short (and deliver the Shares to close out their short positions) or loan or pledge the common stock to broker-dealers that in turn may sell the Shares. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Shares offered by this prospectus, which Shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker dealers or agents that are involved in selling the Shares may be deemed to be “underwriters” within the meaning of the Securities Act, in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Shares.  In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8.0%).

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. To our knowledge, there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale Shares by the Selling Stockholders.

The Shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale Shares may not simultaneously engage in market-making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the securities offered in this prospectus will be passed upon for us by Durham Jones & Pinegar, P.C., Salt Lake City, Utah.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Company’s Annual Report on Form 10-K for the year ended January 2, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of BabyCare Holdings, Ltd. included in Exhibit 99.2 of the Company’s Current Report on Form 8-K/A filed on October 8, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of Pet Lane, Inc. included in Exhibit 99.3 of the Company’s Current Report on Form 8-K/A filed on October 8, 2010 have been so incorporated in reliance on the report of Comyns, Smith, McCleary & Deaver, LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by us with the SEC are incorporated by reference in this prospectus:

•                  Annual Report on Form 10-K for the fiscal year ended January 2, 2010, filed on March 17, 2010;

•                  Current Report on Form 8-K/A, filed on October 8, 2010;

•                  Current Report on Form 8-K, filed on August 16, 2010;

•                  Current Report on Form 8-K, filed on May 4, 2010;

•                  Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2010, filed on August 5, 2010;

•                  Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2010, filed on May 12, 2010;

•                  Definitive Proxy Statement filed March 26, 2010; and

•                  The description of our common stock set forth in our Registration Statement on Form 10, file no. 0-21116, effective April 16, 1993.

All documents subsequently filed with the SEC by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the date of this registration statement (other than current reports or portions thereof furnished under Items 2.02 or 7.01 of Form 8-K), prior to the termination of this offering, shall be deemed to be incorporated by reference herein and to be part of this prospectus from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement in any other subsequently filed document which is also incorporated or deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT US

We have filed a registration statement on Form S-3 with the SEC for the Shares offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. We are required to file annual and quarterly reports, current reports, proxy statements, and other information with the SEC.  We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus.  Please address your written or oral requests for information to the Secretary of the Company, James Bramble, c/o USANA Health Sciences, Inc., 3838 W. Parkway Blvd., Salt Lake City, Utah 84120.  The Company’s telephone number is (801) 954-7100.  We make these documents publicly available, free of charge, on our website at www.usanahealthsciences.com as soon as reasonably practicable after filing such documents with the SEC. You can read our SEC filings, including the registration statement, on the SEC’s website at http://www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facility at Public Reference Room, 100 F Street N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On August 16, 2010, we acquired Pet Lane, Inc., a Delaware corporation (“Pet Lane”) and, together with Pet Lane, entered into and closed a definitive agreement for the acquisition of all of the issued and outstanding shares of BabyCare Holdings, Ltd., an exempted company organized under the laws of the Cayman Islands (“BabyCare Holdings”) from Yaolan, Ltd., an exempted company organized under the laws of the Cayman Islands (“Yaolan”). BabyCare Holdings is the beneficial owner of BabyCare Ltd. (“BabyCare”), a limited liability company incorporated under the laws of the People’s Republic of China (“PRC” or “China”). Pet Lane is the record owner of BabyCare.  With our contemporaneous acquisition of Pet Lane and BabyCare Holdings, we became the sole record and beneficial owner of BabyCare. Selling Stockholders are current or former beneficial owners of Yaolan who received their Shares through a liquidating or partial liquidating distribution of such Shares by Yaolan.

As consideration for the acquisition of BabyCare Holdings, we paid cash of $45,000,000 and issued the Shares which are offered for resale under this prospectus.  A portion of the cash consideration, $5,783,600, was deposited at closing into an escrow account, to be held for 18 months pending the completion of an indemnity period described in the definitive agreement. Pursuant to the definitive agreement, we also agreed to prepare and file this registration statement, including this prospectus, with the SEC to register the resale of the Shares. The definitive agreement also requires us to make an additional cash payment to Yaolan if the current market value of the Shares is less than $12,836,000 at the date the registration statement (of which this prospectus forms a part) is declared effective by the SEC.  The source of the cash used for these acquisitions is from working capital of the Company, including amounts available under our line of credit with a bank.

On October 8, 2010, we filed unaudited pro forma combined condensed statements of operations reflecting the acquisition of BabyCare Holdings as part of a Current Report on Form 8-K/A filed with the SEC, which is incorporated into this prospectus by reference. The pro forma adjustments are based upon available information and assumptions that the Company believes are reasonable. The pro forma adjustments are preliminary and have been prepared to illustrate the estimated effect of the acquisition. Consequently, the amounts reflected in the unaudited pro forma combined condensed financial statement are subject to change, and the final amounts may differ substantially.

The pro forma combined condensed financial statements should be read in conjunction with the historical financial statements and notes thereto of BabyCare Holdings, which were also filed with the Current Report on Form 8-K/A on October 8, 2010, which is incorporated by reference into this prospectus.  The unaudited pro forma combined condensed financial statements do not include any pro forma adjustments relating to costs of integration that the combined company may incur as such adjustments.

400,000 Shares of Common Stock

PROSPECTUS

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in or incorporated by reference into this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. Neither the delivery of this prospectus, nor any sale made hereunder, shall create any implication that the information in this prospectus is correct after the date hereof.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by USANA Health Sciences, Inc. (“Registrant”).  All of such fees and expenses, except for the SEC Registration Fee, are estimated:

SEC Registration Fee	$1,159
Transfer agent’s fees and expenses*	$-0-
Printing and engraving expenses*	$-0-
Account fees and expenses*	$15,000
Legal fees and expenses (including blue sky services and expenses)*	$15,000

Total*	$31,159

* Estimated

Item 15. Indemnification of Officers and Directors

The Registrant is subject to the provisions of the Utah Revised Business Corporation Act (the “Revised Act”).   Section 16-10a-902 (“Section 902”) of the Revised Act provides that a corporation may indemnify any individual who was, is, or is threatened to be made a named defendant or respondent (a “Party”) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (a “Proceeding”), because he is or was a director of the corporation or is or was serving at its request as a director, officer, partner, trustee, employee, fiduciary or agent of another corporation or other person or of an employee benefit plan against any obligation incurred with respect to a Proceeding, including any judgment, settlement, penalty, fine or reasonable expenses (including attorneys’ fees), incurred in the Proceeding if his conduct was in good faith, he reasonably believed that his conduct was in, or not opposed to, the best interests of the corporation, and, in the case of any criminal Proceeding, he had no reasonable cause to believe his conduct was unlawful; except that (i) indemnification under Section 902 in connection with a Proceeding by or in the right of the corporation is limited to payment of reasonable expenses (including attorneys’ fees) incurred in connection with the Proceeding and (ii) the corporation may not indemnify a director in connection with a Proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, or in connection with any other Proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which Proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

Section 16-10a-903 (“Section 903”) of the Revised Act provides that, unless limited by its articles of incorporation, a corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any Proceeding, or in the defense of any claim, issue or matter in the proceeding, to which he was a Party because he is or was a director of the corporation, against reasonable expenses (including attorneys’ fees) incurred by him in connection with the Proceeding or claim with respect to which he has been successful.

In addition to the indemnification provided by Sections 902 and 903, Section 16-10a-905 (“Section 905”) of the Revised Act provides that, unless otherwise limited by a corporation’s articles of incorporation, a director may apply for indemnification to the court conducting the Proceeding or to another court of competent jurisdiction.  On receipt of an application and after giving any notice the court considers necessary, (i) the court may order mandatory indemnification under Section 903, in which case the court shall also order the corporation to pay the director’s reasonable expenses to obtain court-ordered indemnification, or (ii) upon the court’s determination that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances and regardless of whether the director met the applicable standard of conduct set forth in Section 902, the court may order indemnification as the court determines to be proper, except that indemnification with respect to certain Proceedings resulting in a director being found liable for certain actions against the corporation may be limited to reasonable expenses (including attorneys’ fees) incurred by the director.

The Revised Act provides that a corporation may pay for or reimburse the reasonable expenses (including attorneys’ fees) incurred by a director who is a Party to a Proceeding in advance of the final disposition of the Proceeding if (i) the director furnishes the corporation a written affirmation of his good faith belief that he has met the applicable standard of conduct described in Section 902, (ii) the director furnishes to the corporation a written undertaking, executed personally or in his behalf, to repay the advance if it is ultimately determined that he did not meet the required standard of conduct, and (iii) a determination is made that the facts then known to those making the determination would not preclude indemnification under Section 904.

Unless a corporation’s articles of incorporation provide otherwise, (i) an officer of the corporation is entitled to mandatory indemnification and is entitled to apply for court ordered indemnification, in each case to the same extent as a director, (ii) the corporation may indemnify and advance expenses to an officer, employee, fiduciary or agent of the corporation to the same extent as a director, and (iii) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary or agent who is not a director to a greater extent than the right of indemnification granted to directors, if not inconsistent with public policy, and if provided for by its articles of incorporation, Bylaws, general or specific action of its board of directors or contract.

The Registrant’s Bylaws (Article VIII) provide for indemnification of its officers and directors to the fullest extent permitted under Utah law with respect to any claims, costs, losses, judgments and amounts paid in settlement resulting from actions against such officers and directors in their capacities as such, except in connection with claims or liability arising out of the director or officer’s own negligence or willful misconduct.

The Registrant maintains insurance from commercial carriers against certain liabilities which may be incurred by its directors and officers.

At the present time, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Registrant in which indemnification will be required or permitted. The Registrant is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by the Registrant is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

Exhibit Index

Exhibit No.	Description
3(i).1	Amended and Restated Articles of Incorporation as currently in effect (1)
3(ii)	Bylaws (1)
5.1	Opinion of Durham Jones & Pinegar, P.C.
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.2	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, independent accountants
23.3	Consent of Comyns, Smith, McCleary & Deaver, LLP, Independent Auditors
23.4	Consent of Durham Jones & Pinegar, P.C. (included in Exhibit 5.1)
24.1	Power of Attorney (included on page II-5)

(1)          Incorporated by reference to Current Report on Form 8-K, filed April 25, 2006

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining liability under the Securities Act:

(i) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of, and included in, the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) For purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, Utah, on the 14th day of  October,  2010.

USANA HEALTH SCIENCES, INC.

By:	/s/ David A. Wentz
David A. Wentz
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David A. Wentz and Jeffery A. Yates, or either of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date
/s/ David A. Wentz
David A. Wentz	Chief Executive Officer (Principal Executive Officer)	October 14, 2010

/s/ Jeffery A. Yates
Jeffery A. Yates	Chief Financial Officer (Principal Accounting and Financial Officer)	October 14, 2010
/s/ Myron W. Wentz
Myron W. Wentz	Chairman and Director

/s/ Robert Anciaux
Robert Anciaux	Director	October 14, 2010

/s/ Gilbert A. Fuller
Gilbert A. Fuller	Director	October 14, 2010

/s/ Jerry G. McClain
Jerry G. McClain	Director	October 14, 2010

/s/ Ronald S. Poelman
Ronald S. Poelman	Director	October 14, 2010

Exhibit Index

Exhibit No.	Description
3(i).1	Amended and Restated Articles of Incorporation as currently in effect (1)
3(ii)	Bylaws (1)
5.1	Opinion of Durham Jones & Pinegar, P.C.
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.2	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, independent accountants
23.3	Consent of Comyns, Smith, McCleary & Deaver, LLP, Independent Auditors
23.4	Consent of Durham Jones & Pinegar, P.C. (included in Exhibit 5.1)
24.1	Power of Attorney (included on page II-5)

(1)          Incorporated by reference to Current Report on Form 8-K, filed April 25, 2006